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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

National Mercantile Bancorp
(Name of Issuer)
Common Stock
(Title of Class of Securities)
636912107
(CUSIP Number)
Thomas G. Lovett
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South 8th Street
Minneapolis, Minnesota 55402
612-371-3211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	636912107	Page	of

1	NAMES OF REPORTING PERSONS: Carl R. Pohlad, as Trustee

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		309,998

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		309,998

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	309,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	636912107	Page	of

1	NAMES OF REPORTING PERSONS: James O. Pohlad

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		789,810

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		789,810

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	789,810

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	636912107	Page	of

1	NAMES OF REPORTING PERSONS: Robert C. Pohlad

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		789,620

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		789,620

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	789,620

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	636912107	Page	of

1	NAMES OF REPORTING PERSONS: William M. Pohlad

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		789,620

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		789,620

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	789,620

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 7 to Schedule 13D filed with the Commission on July 13, 2005 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.
Pursuant to this Amendment No. 8 to Schedule 13D, Items 1, 2 and 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 1.	Security and Issuer.

	(a)	Title of Class of Securities: Common Stock

	(b)	Name of Issuer: National Mercantile Bancorp (the “Company”)

	(c)	Address of Issuer’s Principal Executive Offices: 1880 Century Park East, Los Angeles, California 90067.

Item 2.	Identity and Background.

	(a)	Name of Person Filing: Carl R. Pohlad (as trustee of Trust 1 and Trust 2 described below), James O. Pohlad, Robert C. Pohlad and William M. Pohlad. Carl R. Pohlad is the sole trustee and sole beneficiary of the Carl R. Pohlad Revocable Trust No. 1 UTA dated June 28, 1991 (“Trust 1”) and the Carl R. Pohlad Revocable Trust No. 2 UTA dated May 28, 1993 (“Trust 2”).

	(b)	Residence or Business Address:

Name	Business Address
Carl R. Pohlad	60 South Sixth Street, Suite 3800 Minneapolis, Minnesota 55402

James O. Pohlad	60 South Sixth Street, Suite 3800 Minneapolis, Minnesota 55402

Robert C. Pohlad	60 South Sixth Street, Suite 3880 Minneapolis, Minnesota 55402

William M. Pohlad	60 South Sixth Street, Suite 4050 Minneapolis, Minnesota 55402

(c)	Principal Occupation or Employment:

Name	Employment
Carl R. Pohlad	President and Director of Marquette Financial Companies, a bank holding company.

James O. Pohlad	Executive Vice President and Director of Marquette Financial Companies.

Robert C. Pohlad	Chairman and Chief Executive Officer of PepsiAmericas, Inc., a Pepsi-Cola bottling company.

William M. Pohlad	President and Chief Executive Officer of River Road Entertainment, LLC, a media production company.

	(d)	Conviction in a criminal proceeding during the last five years: None.

	(e)	Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None.

	(f)	Citizenship: Residents of Minnesota, Citizens of the United States.

Item 5.	Interest in Securities of Issuer
(a) Number and Percentage of Class beneficially owned:
On December 19, 2005, certain of the reporting persons entered into a Securities Purchase and Option Agreement dated December 19, 2005 by and among Scott A. Montgomery (“Montgomery”), Elaine B. Montgomery, The Montgomery Living Trust Dated September 28, 2000 (the “Montgomery Trust” and collectively with Elaine B. Montgomery and Scott A. Montgomery, the “Sellers”), James O. Pohlad, Robert C. Pohlad and William M. Pohlad (the “Agreement”). Under the Agreement, on December 19, 2005 James O. Pohlad, Robert C. Pohlad and William M. Pohlad each purchased 7,000 shares of common stock at a per share price of $18.8781 from Montgomery upon Montgomery’s exercise of an option.
Pursuant to the Agreement, the reporting person has (a) an obligation to purchase shares of common stock issuable upon exercise after December 31, 2005 of options granted to Montgomery within 60 days of such exercise; (b) a right of first refusal to purchase shares of common stock the Sellers proposes to transfer, whether voluntarily or involuntarily, other than for certain excluded transfers; (c) the right to purchase shares of common stock issuable upon exercise prior to December 31, 2005 granted to Montgomery on the first business day following the one year anniversary of exercise of options prior to December 31, 2005; and (d) an obligation to purchase shares of common stock held by The Sellers or shares of common stock underlying options held by Montgomery upon termination of his employment. For the purposes of the Agreement, the purchase price is determined with reference to the closing price as reported on the Nasdaq SmallCap Market or book value per share of the common stock.

The Agreement covers options to purchase 186,008 shares of common stock issuable upon exercise of outstanding options held by Montgomery, 45,938 shares held by The Montgomery Trust and any other shares of common stock acquired by the Sellers prior to the termination of Montgomery’s employment with the issuer and the purchase rights and obligations of the reporting person are with respect to approximately one-third of such shares.
The following table shows as of December 19, 2005 the number of shares of the Company’s stock owned by, and percentage beneficial ownership of, each of the reporting persons and by the reporting persons as a group:

		Shares of
		Common
		Stock
		Acquirable		Shares of			Percentage
	Shares of	Pursuant to	Percent-	Series B		Common	Beneficial
	Common	Montgomery	age of	Preferred	Percentage	Stock and	Ownership
Name	Stock	Agreement	Class	Stock	of Class	Equivalents	All Classes
Carl R. Pohlad (1)	309,998	0	7.1	0	—	309,998	7.1
James O. Pohlad (2)	655,856	70,314	16.5	334	33.4	789,810	17.7
Robert C. Pohlad	655,855	70,316	16.5	333	33.3	789,620	17.7
William M. Pohlad	655,855	70,316	16.5	333	33.3	789,620	17.7
Reporting Persons, as a Group	2,277,564	210,946	50.3	1,000	100.0	2,679,048	57.1

(1)	Represents 154,999 shares of common stock held by Trust 1 and 154,999 shares of common stock held by Trust 2. Carl R. Pohlad is the sole trustee and sole beneficiary of Trust 1 and Trust 2.

(2)	Includes 141 shares of common stock James O. Pohlad has the obligation to repurchase and right to repurchase from W. Douglas Hile for aggregate consideration of $10 pursuant to that certain Director’s Qualifying Shares Agreement dated July 25, 2003. The repurchase obligation is triggered upon (a) the voluntary or involuntary termination of Mr. Hile as a member of the Board of Directors of the Company; (b) notice of desire to sell or repurchase, respectively; (c) determination of the provisions of the Director’s Qualifying Shares Agreement as illegal, unenforceable or in contravention of banking law or (d) bankruptcy or insolvency of Mr. Hile.
The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of November 8, 2005 as reported by the Company in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005: 4,338,274 shares of common stock and 1,000 shares of Series B Preferred Stock.
The column entitled “Common Stock and Equivalents” represents the number of shares of Company’s common stock and the number of shares of common stock issuable within 60 days of December 19, 2005 upon conversion of the Company’s Series B Preferred Stock, as described below. The column entitled “Percentage of Beneficial Ownership All Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of common stock issuable within 60 days of December 19, 2005 upon conversion of the Company’s Series B Preferred Stock and acquirable in connection with the Agreement. Shares of common stock issuable to or acquirable by the shareholder within 60 days are deemed to be beneficially owned by such shareholder for computing such shareholder’s percentages, but are not treated as outstanding for computing the percentages of any other shareholder.
Other than with respect to the shares of the Company’s common stock issuable upon conversion of the Company’s Series B Preferred Stock or acquirable in connection with the Agreement, none of the reporting persons has any option, warrant, convertible security or other right exercisable within 60 days of December 19, 2005 to acquire the Company’s common stock or Series B

Preferred Stock, except that James O. Pohlad has the obligation and right to acquire 141 shares by repurchase from W. Douglas Hile as described in footnote 2 to the table set forth above in Item 5(a).
The Series B Preferred is convertible into common stock of the Company upon the earlier of (i) December 19, 2005 and (ii) the following events: the execution of a definitive agreement relating to a merger, consolidation or reorganization of the Company with or into any other entity or entities in which the holders of the Company’s capital stock receive cash, property or securities (other than securities issued by any party to the merger, consolidation or reorganization which result in the holders of the Company’s voting capital stock prior to the merger, consolidation or reorganization holding not less than 66.67% of the voting power of the surviving entity), or the execution of a definitive agreement relating to any sale, transfer or other disposition of all or substantially all the Company’s assets, or adoption of any plan or arrangement relating to dissolution or liquidation of the Company. The Series B Preferred Stock is convertible into such number of shares of common stock of the Company as is equal to the liquidation amount divided by the conversion price. The liquidation amount per share of Class B Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Class B Preferred Stock. The initial conversion price is $7.04 per share of common stock. Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events. Based upon the above formula, each share of Series B Preferred Stock is convertible into 190.54 shares of the Company’s common stock as of December 19, 2005. The following number of shares of common stock are issuable within 60 days of December 19, 2005 upon conversion of the Series B Preferred Stock held by the reporting persons: 63,640 shares, James O. Pohlad; 63,449 shares, Robert C. Pohlad and 63,449 shares, William M. Pohlad.
(b) Voting and Dispositive Power:
Each of the reporting persons has sole voting and sole investment power over the respective securities noted above as beneficially owned by him. In addition, pursuant to that certain Director’s Disqualifying Shares Agreement dated July 25, 2003, James O. Pohlad was granted voting power over the 141 shares of the Company’s common stock held by Mr. Hile that is the subject of the Director’s Disqualifying Shares Agreement.
(c) Transactions within 60 days:
In the past sixty days, transactions effected by the reporting persons or by any other person whose beneficial ownership may be attributable to the reporting persons consisted only of the transactions described above in respect of the Agreement resulting in the acquisition by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad of 7,000 shares of common stock from Montgomery upon his exercise as of December 19, 2005 of options held by him and acquisition of the rights and obligations under the Agreement to purchase up to the following number of additional shares issuable upon exercise of options held by Montgomery or held by the Montgomery Trust: 70,314 shares, James O. Pohlad; 70,316 shares, Robert C. Pohlad and 70,316 shares, William M. Pohlad. Each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad have the right and obligation to purchase any other shares of common stock acquired by the Sellers prior to the termination of Montgomery’s employment with the issuer and the purchase rights and obligations of the reporting person are with respect to approximately one-third of such shares.
(d) Right to Direct the Receipt of Dividends:          Not Applicable.

(e) Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.
Signature
              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 19, 2005

/s/ Carl R. Pohlad

Carl R. Pohlad, Trustee Carl R. Pohlad Revocable Trust No. 1 UTA dated June 28, 1991 Carl R Pohlad Revocable Trust No. 2 UTA dated May 28, 1993

/s/ James O. Pohlad

James O. Pohlad

/s/ Robert C. Pohlad

Robert C. Pohlad

/s/ William M. Pohlad

William M. Pohlad